                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                             ARIS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  040401 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the
 Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                              Page 1 of 10 Pages

-----------------------                                  ---------------------
  CUSIP NO. 04041 10 1                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo Aris Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            5,804,820 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            5,804,820 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,804,820 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 040401 10 1                                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AIF II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,818,806 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,818,806 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,818,806 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                        GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED


================================================================================

     The Statement on Schedule 13D of Apollo Aris Partners, L.P. relating to the Common Stock, par value $1.00 per share, of Aris Industries, Inc., a New York corporation, is hereby amended as set forth herein. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.     Security and Issuer.
-------     -------------------

     Item 1 is hereby restated as follows:

     This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Aris Industries, Inc., a New York corporation ("Aris" or the "Company"). The principal executive offices of Aris are located at 495 Fifth Avenue, New York, New York 10017.

Item 2.     Identity and Background.
-------     -----------------------

     Item 2 is hereby restated as follows:

     This Statement is filed by Apollo Aris Partners, L.P., a Delaware limited partnership ("AAPLP"), and AIF II, L.P., a Delaware limited partnership ("AIFII"). AAPLP and AIFII are referred to collectively as the "Reporting Persons."

     AAPLP is principally engaged in the investment in Common Stock of Aris. AIF II is principally engaged in the business of investment in securities. The address of the principal business and the principal office of each of the Reporting Persons is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     AIF II is the sole general partner of AAPLP. The managing general partner of AIFII is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIFII is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIFII and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIFII and another investment fund. AIF II has no other general partners.

                              Page 4 of 10 Pages

     The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither the Reporting Persons, Advisors, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
-------     -------------------------------------------------

     Item 3 is hereby amended by adding the following text at the end thereof:

     On June 30, 1993, Aris entered into a Series B Junior Secured Note Agreement with AIFII, pursuant to which AIFII received a $7.5 million principal amount note with a final maturity date of November 3, 2002 (the "AIFII Note"), with the total of original principal, interest paid in kind and added to principal, and accrued and unpaid interest under the AIFII Note as of January 31, 1999 equal to $10,657,999. On February 26, 1999, the Reporting Persons entered into a Securities Purchase Agreement with the Company and certain other parties (the "Securities Purchase Agreement"), pursuant to which the AIFII Note, together with accrued interest thereon, was redeemed by the Company in exchange for $4,000,000 in cash plus the issuance to AIFII of 512,113 shares of Series A Preferred Stock, par value $.01 per share, of the Company ("Series A Preferred Stock"), and 5,892,856 shares of Common Stock. Each share of Series A Preferred Stock is automatically and mandatorily convertible, upon the filing of an amendment to the Certificate of Incorporation of the Company (the "Charter Amendment") authorizing sufficient shares of Common Stock into which such Series A Preferred Stock are convertible, into shares of Common Stock at the rate of ten (10) shares of Common Stock for each share of Common Stock.

Item 4.     Purpose of Transaction.
-------     ----------------------

     Item 4 is hereby amended by adding the following text at the end thereof:

     Pursuant to the Securities Purchase Agreement, AIFII acquired from the Company 512,113 shares of Series A Preferred Stock and 5,892,856 shares of Common Stock. AIF's principal purposes in consummating such acquisition of securities was to (i) facilitate the

                              Page 5 of 10 Pages
acquisition by AIFII of a significant equity interest in the Company and (ii) otherwise to facilitate the recapitalization of the Company.

     As a result of (a) a Shareholders Agreement dated as of February 26, 1999 (the "Shareholders Agreement") among the Company, the Reporting Persons, The Simon Group, L.L.C. ("Simon") and Charles S. Ramat, relating, among other things, to the nomination and election of directors and the acquisition and disposition of Common Stock, and (b) an Equity Registration Rights Agreement dated as of February 26, 1999 (the "Equity Registration Rights Agreement") among the Company, the Reporting Persons, Simon and Mr. Ramat, the Reporting Persons, Simon and Mr. Ramat may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that the Reporting Person or any other person named in Item 2 hereto (including Annex A thereto) is, for purposes of the Exchange Act, or for any other purpose, the beneficial owner of any shares of Common Stock held by Simon, Mr. Ramat or any other shareholder of the Company. The Reporting Persons and Mr. Ramat are sometimes referred to herein collectively as the "Non-Simon Shareholders." Simon and Mr. Ramat are sometimes referred to herein collectively as the "Non-Apollo Shareholders." The Securities Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement are referred to herein collectively as the "Agreements."

     Subject to the Agreements, AAPLP and AIFII may change any of their current intentions, acquire additional shares of Series A Preferred Stock or Common Stock or sell or otherwise dispose of all or any part of the Series A Preferred Stock or Common Stock beneficially owned by AAPLP and AIFII, or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. The foregoing response to this Item 4 is qualified in its entirety by reference to the Agreements, the full texts of which are filed as Exhibits 7,8 and 9, respectively, hereto and incorporated herein by this reference.

Item 5.     Interest in Securities of the Issuer.
-------     ------------------------------------

     Item 5 is hereby restated as follows:

          (a) Upon consummation of the transactions contemplated by the Agreements, AIFII will beneficially own 16,818,806 shares of Common Stock or approximately 23.7% of the number of shares of Common Stock outstanding, including 5,121,130 shares issuable upon conversion by AIFII of 512,113 shares of Series A Preferred Stock upon the filing of the Charter Amendment. Such amount includes 5,804,820 shares of Common Stock, or 8.2% of the number of shares of Common Stock outstanding, beneficially owned by AAPLP. By reason of the relationships described in Item 4 above, each of the Reporting Persons and the Non-Apollo Shareholders may be deemed to be the beneficial owner of all shares owned in the aggregate by the Reporting Persons and the Non-Apollo Shareholders. The Reporting Persons have been informed that, upon consummation of the transactions contemplated by the Agreements, the Non-Apollo Shareholders will beneficially own, in the aggregate, 46,934,176 shares of Common Stock or approximately 66.0% of the number of shares of Common Stock outstanding, including 20,937,900 shares issuable upon conversion by the Non-Apollo Shareholders of 2,093,790 shares of Series A Preferred Stock upon the filing of the Charter Amendment. The foregoing

                              Page 6 of 10 Pages
percentages assume the conversion of all shares of Series A Preferred Stock into Common Stock.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference. The response to Item 5(a) is incorporated herein by reference.

          (c) Except as otherwise disclosed in this Statement, there have been no reportable transactions with respect to the Series A Preferred Stock or the Common Stock within the last 60 days by the Reporting Persons.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
-------     -------------------------------------------------------------
Respect to the
--------------
Securities of the Issuer.
------------------------

     Item 6 is hereby amended by adding the following at the end thereof:

     The responses to Items 3, 4 and 5 are incorporated herein by reference.

     The Shareholders Agreement provides, among other things, that Simon shall nominate the candidates for the Board of Directors of the Company and shall include among such nominees the name of one individual reasonably acceptable to Simon designated by the Reporting Persons, provided the Reporting Persons continue to own at least 50% of the number of shares owned by them as of the date of the Shareholders Agreement. The parties to the Shareholders Agreement have agreed not to nominate any candidate for the Board of Directors in a manner that is inconsistent with the foregoing provisions.

     Pursuant to the Shareholders Agreement, transfers of shares of Series A Preferred Stock and Common Stock by the Non-Simon Shareholders (which, for purposes of the Shareholders Agreement, includes certain transferees of the Non-Simon Shareholders), other than transfers made pursuant to a registered offering under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to Rule 144 under the Securities Act, are subject to a right of first offer, generally, in favor of Simon.

     The Shareholders Agreement also provides for certain restrictions on transfer by Simon and its affiliates (which, for purposes of the Shareholders Agreement, include certain permitted transferees of Simon and its affiliates). Such restrictions do not apply to transfers made pursuant to a registered offering under the Securities Act or pursuant to Rule 144. The Shareholders Agreement also prohibits certain changes of control of Simon and its affiliates.

     Pursuant to the Registration Rights Agreement, the Company has granted to the Reporting Persons and their permitted transferees and Simon and its permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock

                              Page 7 of 10 Pages

(including Common Stock issuable upon the conversion of Series A Preferred Stock) held by such shareholders. The demand registration rights apply to the offer and sale of any number of shares of Common Stock in excess of 5,606,268, in the case of the Reporting Persons, and 15,015,015, in the case of Simon and its permitted transferees.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement, the full text of which is filed as Exhibits 7, 8 and 9, respectively, hereto and incorporated herein by this reference.

Item 7.     Material to be Filed as Exhibits.
-------     --------------------------------

     Item 7 is hereby amended by adding the following text at the end thereof:

     (7)  Securities Purchase Agreement (incorporated by reference to Exhibit
          10.111 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).

     (8) Shareholders Agreement (incorporated by reference to Exhibit 10.112 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).

     (9)  Registration Rights Agreement (incorporated by reference to Exhibit
          10.113 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).

                              Page 8 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1999

               APOLLO ARIS PARTNERS, L.P.

               By:  AIF II, L.P.,
                    General Partner
                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                              General Partner


               By:_______________________________________
                  Name:  Michael D. Weiner
                  Title: Vice President, Apollo Capital
                              Management, Inc.


               AIF II, L.P.

               By:  Apollo Advisors, L.P.,
                    Managing General Partner
                    By:  Apollo Capital Management, Inc.,
                              General Partner


               By:_______________________________________
                  Name:  Michael D. Weiner
                  Title: Vice President, Apollo Capital
                              Management, Inc.

                              Page 9 of 10 Pages

                              APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIFII, Advisors, which is the managing general partner of AIFII, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

          The directors of Capital Management are Messrs. Leon D. Black and John
J. Hannan. The principal occupation of each of Messrs. Black and Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and certain other affiliates and each is a limited partner of Advisors and certain other affiliates. The principal business of Advisors and certain other affiliates is to provide advice regarding investments in securities.

          Mr. Black is the President and a director of Capital Management and certain affiliates. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

          Mr. Hannan is a Vice President and director of Capital Management and certain affiliates. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration. Leon D. Black is the beneficial owner of the stock of Administration.

                              Page 10 of 10 Pages